Exhibit 77C – Submission of Matters to a Vote of Security Holders
The 2015 Annual Meeting of the Shareholders of the Registrant was held at the offices of Nomura Asset Management U.S.A. Inc. at Worldwide Plaza, 309 West 49th Street, New York, New York on August 20, 2015.  The purpose of the meeting was (1) to elect two Class III Directors, to serve for a term to expire in 2018 and (2) to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

At the meeting, Rodney A. Buck was re-elected to serve as director of the Registrant for a term expiring in 2018 and until his successor is duly elected and qualifies. David B. Chemidlin did not receive the vote of a majority of outstanding shares that was required for his re-election. Under the Registrant’s charter and by-laws, Mr. Chemidlin will continue to serve as a Director until his successor is elected and qualifies. The results of the voting at the Annual Meeting were as follows:

1. To elect two Class III Directors:
	Shares Voted For	% of Outstanding Shares	Shares Voted Withhold Authority	%of Outstanding Shares	Shares Abstained	Broker Non - Vote
Rodney A. Buck	8,008,606	82.22%	605,187	6.21%	-	-
David B. Chemidlin	4,121,424	42.31%	4,492,369	46.12%	-	-

All other Directors of the Registrant now in office are: E. Han Kim, Marcia L. MacHarg, and Yutaka Itabashi.